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[LOGO] Star
       Scientific, Inc.--------------------------------------------------------


September 21, 2001

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re: Star Scientific, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

Star Scientific, Inc. a Delaware corporation (the "Company"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-3 (Registration No. 333-63578), together with all exhibits hereto (the "Registration Statement"). The Company requests withdrawal of the Registration Statement as the selling stockholders listed therein have informed the Company that they have now concluded all sales of shares to be conducted under the Registration Statement. The selling stockholders have sold 192,000 shares of the common stock of the Company under the Registration Statement.

The Company further requests that, pursuant to Rule 477(c), an order with the date of granting of the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

If you have any questions or comments or require further information or documentation, please do not hesitate to call our General Counsel, Robert E. Pokusa at (301) 654-8300.

Sincerely,


/s/ Paul L. Perito

Paul L. Perito, Esquire
Chairman, President and Chief Operation Officer
Star Scientific, Inc.

cc: Walter E. Jospin, Esquire
    Paul, Hastings, Janofsky & Walker LLP


                    Executive/Scientific/Regulatory Office
                    --------------------------------------
                             7475 Wisconsin Avenue
                                   Suite 850
                              Bethesda, MD 20814
                     Tel: 301-654-8300 . Fax: 301-654-9308